UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

Filed By:      Harleysville National Bank, Trust Department

With:          Securities and Exchange Commission
               Washington, D.C.   20594

Calendar Year Covered:   1995

Item 1(a)      Name of Issuer:
               Harleysville National Corporation

Item 1(b)      Address  of  Issuer's  Principal  Executive Offices:
               P.O. Box 195
               483 Main Street
               Harleysville, PA 19438

Item 2(a)      Name of Person Filing:
               Harleysville National Bank, Trust Department

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               P.O. Box 195
               483 Main Street
               Harleysville, PA   19438

Item 2(c)      Citizenship:
               U.S.A. (Reporting Person is the Trust Department of a Nationally Chartered Banking Association)

Item 2(d)      Title of Class of Securities:
               Common Stock, par value $1.00 per share

Item 2(e)      CUSIP Number:  412 850 109


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)             Broker or Dealer registered under Section 15 of the
                           Act.
         (b)    X        Bank as defined in section 3(a)(6) of the Act.
         (c)             Insurance Company as defined in section 3(a) (19) of
                           the Act.
         (d)             Investment Company registered under section 8 of the
                           Investment Company Act.
         (e)             Investment adviser registered under section 203 of
                           the Investment Advisers Act of 1940.
         (f)             Employee benefit plan, pension fund which is subject
                           to the provisions of the Employee Retirement
                           Income Security Act of 1974 of Endowment Fund;
                           see 240.13d-1(b)(1)(ii)(F).
         (g)             Parent holding company, in accordance with 240.13d-
                           1(b)(ii)(G)  (Note: See Item 7).
         (h)            Group in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4.   Ownership (as of December 31, 1995).

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:
               319,129 shares of Common Stock, par value $1.00 per share.

          (b)  Percent of Class:                                    5.42%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct              319,129
               (ii)  shared power to vote or to direct
                     the vote:                                          0
               (iii) sole power to dispose or to direct the
                     disposition of:                              319,129
               (iv)  shared power to dispose or to direct the
                     disposition of:                                    0


Item 5.   Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].
Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               319,129  shares of the Issuer that  are
               "beneficially owned" by Harleysville National Bank, Trust Department are held in its fiduciary capacity in its nominee name, Harley Co. Harleysville National Bank, Trust Department has sole power to vote or to direct the vote of 319,129 shares of the Issuer and sole power to dispose or to direct the disposition of 319,129 shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10.       Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above where acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1996


                         /s/James W. Hamilton, Sr. Vice President
                            and Trust Officer
                            HARLEYSVILLE NATIONAL BANK